EXHIBIT 99.1

Trilogy International Partners Inc. Reports Third Quarter 2018 Results

  Continued growth in postpaid net additions in New Zealand augmented by solid improvement in customer churn: Churn stepped down to 1.40% for the quarter, representing a sequential improvement of 21 basis points.
  Strong growth in New Zealand Adjusted EBITDA: Increased 14% over the same quarter last year, inclusive of a 9% foreign currency headwind.
  Data pricing pressure in Bolivia, driven by competition, impacted Service Revenues and Adjusted EBITDA: Solid LTE adoption continues to drive data consumption but pricing pressures resulted in a year over year decline in both financial metrics.
  LTE buildout nearly completed for 2018: New Zealand and Bolivia LTE sites now cover 96% and 90% of their networks, respectively.

BELLEVUE, Wash., Nov. 07, 2018 (GLOBE NEWSWIRE) -- Trilogy International Partners Inc. (“TIP Inc.”) (TSX: TRL), an international wireless and fixed broadband telecommunications operator, today announced its unaudited financial and operating results for the third quarter of 2018.

“We are pleased with another solid quarter in New Zealand, with strong subscriber growth in both postpaid mobile and broadband,” said Brad Horwitz, President and CEO. “We continue to be encouraged by progress in improving postpaid churn and expanding our margins, which translated into strong double digit Adjusted EBITDA growth for the quarter. We remain enthusiastic about the overall market opportunity in New Zealand and our runway for growth.”

“In Bolivia, we continue to see strong growth in the demand for our data services as LTE adoption continues at a rapid clip. Improvements in promotional pricing in the market early in the third quarter, along with our LTE capital investment coming on line, supported our expectation of stronger financial results in the second half of the year. However, this easing was temporary and intense competition has resumed, putting significant pressure on data yields. As a result, we expect to come in short of our Service Revenue and Adjusted EBITDA targets for 2018. Pricing in the market remains challenging and we are looking at a number of alternatives to address this new reality.”

Consolidated Financial Highlights

		Three Months Ended September 30,			Nine Months Ended September 30,
	(US dollars in millions unless otherwise noted, unaudited)	2018	2017	% Chg	2018	2017	% Chg

	Total revenues	190.4	191.8	(1%)	591.2	576.4	3%

	Service revenues	141.0	153.0	(8%)	437.6	456.6	(4%)

	Net loss(1)	(13.9)	(5.6)	(149%)	(27.5)	(27.7)	1%

	Adjusted EBITDA(2)	37.4	37.3	0%	107.7	117.5	(8%)
	Adjusted EBITDA margin(2)	26.5%	24.4%	n/m	24.6%	25.7%	n/m

	n/m - not meaningful
	Notes:
(1)	There was no gain or loss from discontinued operations in the periods presented. Thus, Loss from continuing operations presented in prior releases has been replaced with Net loss.

(2)	These are Non-GAAP measures and do not have standardized meanings under GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definition and a reconciliation with the most directly comparable GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.

	Certain amounts in prior year periods relating to the imputed discount on Equipment Installment Plan ("EIP") receivables have been reclassified from Other, net to Non-subscriber international long distance and other revenues on our Condensed Consolidated Statements of Operations and Comprehensive loss, to conform to the current year’s presentation. See “About this earnings release” below for further detail.

Conference Call Information

Call Date: Thursday, November 8, 2018
Call Time: 10:30 a.m. (PT)

US Toll Free: 1-844-826-3035
Canada Toll Free: 1-855-669-9657
International Toll: 1-412-317-5144

Please ask the operator to be joined into the Trilogy International Partners (TRL) call.

Online info (audio only): http://www.trilogy-international.com/events-and-presentations
Live simulcast (listen only) available during the call. Participants should register on the website approximately 10 minutes prior to the start of the webcast.

A replay of the conference call will be available at approximately 12:30 p.m. (PT) the day of the live call. Replay dial-in access is as follows:

US Toll Free: 1-877-344-7529
Canada Toll Free: 1-855-669-9658
International Toll: 1-412-317-0088
Replay Access Code: 10123808

About Trilogy International Partners Inc. (“TIP Inc.”)

TIP Inc. is the parent of Trilogy International Partners LLC (“Trilogy LLC”), a wireless telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz. Trilogy LLC’s founders have an exceptional track record of successfully buying, building, launching and operating communications businesses in 15 international markets and the United States.

Trilogy LLC, together with its consolidated subsidiaries in New Zealand and Bolivia, is a provider of wireless voice and data communications services including local, international long distance and roaming services, for both subscribers and international visitors roaming on its networks. Trilogy LLC also provides fixed broadband communications services to residential and enterprise customers in New Zealand.

Trilogy LLC completed a transaction with Alignvest Acquisition Corporation (“AQX”) on February 7, 2017 (the “Arrangement”). For accounting purposes, the Arrangement was treated as a “reverse acquisition” and recapitalization. Trilogy LLC was considered the accounting acquirer and upon closing AQX was renamed Trilogy International Partners Inc. Accordingly, Trilogy LLC’s historical financial statements as of and for the periods ended prior to the acquisition became the historical financial statements of TIP Inc. prior to the date of the transaction.

Unless otherwise stated, the financial information provided here is for TIP Inc. as of September 30, 2018.

TIP Inc.’s head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA. Its common shares trade on the Toronto Stock Exchange under the ticker TRL and its warrants trade on the exchange under the ticker TRL.WT.

For more information, visit www.trilogy-international.com.

Business segments

TIP Inc.’s reportable segments are New Zealand and Bolivia.  Segment information is regularly reported to our Chief Executive Officer (the chief operating decision-maker).  Segments and the nature of their businesses are as follows:

Segment	Principal activities
Bolivia	Wireless telecommunications operations for Bolivian consumers and businesses.
New Zealand	Wireless telecommunications operations for New Zealand consumers and businesses; broadband network connectivity through fiber network assets to support a range of voice, data, and networking for New Zealand consumers, businesses, and governments.

About this earnings release

This earnings release contains information about our business and performance for the three and nine months ended September 30, 2018, as well as forward-looking information and assumptions. See “About Forward-Looking Information” for more information. This discussion should be read together with supplementary information filed on the date hereof under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

The financial information included in this earnings release was prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). In our discussion, we also use certain Non-GAAP financial measures to evaluate our performance. See “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” for more information.

Beginning with the second quarter of 2018, the amortization of imputed discount on EIP receivables has been reclassified from Other, net and is now included as a component of Non-subscriber international long distance and other revenues on our Condensed Consolidated Statements of Operations and Comprehensive Loss. This presentation provides a clearer representation of amounts earned from the Company’s ongoing operations and aligns with industry practice, thereby enhancing comparability. We applied this reclassification to all periods presented in this release. Amortization of imputed discount included within Non-subscriber international long distance and other revenues was $0.6 million and $0.5 million for the three months ended September 30, 2018 and 2017, respectively, and $1.8 million and $1.5 million for the nine months ended September 30, 2018 and 2017, respectively. This change had no impact on net loss for any period presented.

All dollar amounts are in United States dollars (“USD”) unless otherwise stated. In New Zealand, the company generates revenues and incurs costs in New Zealand dollars (“NZD”). Fluctuations in the value of the New Zealand dollar relative to the U.S. dollar can increase or decrease the Company’s overall revenue and profitability as stated in USD, which is the Company’s reporting currency. The following table sets forth for each period indicated the exchange rates in effect at the end of the period and the average exchange rates for such periods, for the NZD, expressed in USD.

	September 30, 2018	December 31, 2017	% Change
End of period NZD to USD exchange rate	0.66	0.71	(7%)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2018	2017	% Change	2018	2017	% Change
Average NZD to USD exchange rate	0.67	0.73	(9%)	0.70	0.71	(2%)

Amounts for subtotals, totals and percentage changes included in tables in this release may not sum or calculate using the numbers as they appear in the tables due to rounding. Differences between amounts set forth in the following tables and corresponding amounts in TIP Inc.’s Annual Financial Statements and related notes or Condensed Consolidated Financial Statements and related notes for the period ended September 30 are a result of rounding. Information is current as of November 7, 2018, and was approved by TIP Inc.’s Board of Directors.

Additional information relating to TIP Inc., including our financial statements, MD&A and other filings with Canadian securities commissions and the U.S. Securities and Exchange Commission, is available on TIP Inc.’s website (www.trilogy-international.com) in the investor relations section and under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Consolidated Financial Results

		Three Months Ended September 30,			Nine Months Ended September 30,
	(US dollars in millions unless otherwise noted, unaudited)	2018	2017	% Chg	2018	2017	% Chg

	Revenues
	New Zealand	129.6	125.8	3%	408.2	376.9	8%
	Bolivia	60.5	65.9	(8%)	182.4	199.2	(8%)
	Unallocated Corporate & Eliminations	0.3	0.1	205%	0.6	0.3	105%
	Total revenues	190.4	191.8	(1%)	591.2	576.4	3%

	Total service revenues	141.0	153.0	(8%)	437.6	456.6	(4%)

	Net loss(1)	(13.9)	(5.6)	(149%)	(27.5)	(27.7)	1%

	Adjusted EBITDA
	New Zealand	23.8	20.9	14%	64.6	64.4	0%
	Bolivia	16.9	18.7	(10%)	52.1	61.1	(15%)
	Unallocated Corporate & Eliminations	(3.2)	(2.3)	(39%)	(9.0)	(8.1)	(12%)
	Adjusted EBITDA(2)	37.4	37.3	0%	107.7	117.5	(8%)
	Adjusted EBITDA margin(2)	26.5%	24.4%	n/m	24.6%	25.7%	n/m

	Cash provided by operating activities	16.9	28.7	(41%)	29.1	30.5	(4%)

	Capital expenditures(3)	20.0	25.4	(21%)	58.3	56.2	4%
	Capital Intensity	14%	17%	n/m	13%	12%	n/m
	n/m - not meaningful
	Notes:
(1)	There was no gain or loss from discontinued operations in the periods presented. Thus, Loss from continuing operations presented in prior releases has been replaced with Net loss.

(2)	These are Non-GAAP measures and do not have standardized meanings under GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.

(3)	Represents purchases of property and equipment excluding capital expenditures acquired through vendor-backed financing and capital lease arrangements.

Results of Our Business Segments

New Zealand

Financial Results

		Three Months Ended September 30,			Nine Months Ended September 30,
	(US dollars in millions unless otherwise noted, unaudited)	2018	2017	% Chg	2018	2017	% Chg

	Revenues
	Wireless service revenues	63.7	69.2	(8%)	201.2	206.9	(3%)
	Wireline service revenues	15.0	15.1	(1%)	46.0	42.8	8%
	Non-subscriber ILD and other revenues	2.6	3.9	(34%)	9.7	10.5	(8%)
	Total service revenues	81.2	88.2	(8%)	256.9	260.2	(1%)
	Equipment sales	48.5	37.7	29%	151.3	116.7	30%
	Total revenues	129.6	125.8	3%	408.2	376.9	8%

	Adjusted EBITDA	23.8	20.9	14%	64.6	64.4	0%
	Adjusted EBITDA margin(1)	29.3%	23.7%	n/m	25.1%	24.8%	n/m

	Capital expenditures(2)	9.9	16.9	(41%)	35.9	37.9	(5%)
	Capital Intensity	12%	19%	n/m	14%	15%	n/m

Subscriber Results

		Three Months Ended September 30,			Nine Months Ended September 30,
	(Thousands unless otherwise noted)	2018	2017	% Chg	2018	2017	% Chg

	Postpaid
	Gross additions	23.7	24.6	(4%)	70.9	62.6	13%
	Net additions	9.3	11.0	(15%)	21.6	18.3	18%
	Total postpaid subscribers	417.7	390.6	7%	417.7	390.6	7%
	Prepaid
	Net additions (losses)	(44.8)	0.4	n/m	(86.4)(3)	(26.9)	(221%)
	Total prepaid subscribers	938.7	1,039.7	(10%)	938.7	1,039.7	(10%)
	Total wireless subscribers	1,356.4	1,430.3	(5%)	1,356.4	1,430.3	(5%)

	Wireline
	Gross additions	8.3	6.7	25%	23.0	21.8	5%
	Net additions	3.2	2.8	11%	9.3	11.5	(19%)
	Total wireline subscribers	77.8	67.2	16%	77.8	67.2	16%
	Total Subscribers	1,434.1	1,497.4	(4%)	1,434.1	1,497.4	(4%)

	Monthly blended wireless ARPU ($, not rounded)	15.44	16.19	(5%)	16.10	16.02	0%
	Monthly postpaid wireless ARPU ($, not rounded)	33.84	37.39	(9%)	35.13	36.73	(4%)
	Monthly prepaid wireless ARPU ($, not rounded)	7.44	7.64	(3%)	7.78 (3)	7.81	(0%)
	Blended wireless churn	3.5%	3.2%	n/m	3.2%(3)	3.2%	n/m
	Postpaid Churn	1.4%	1.7%	n/m	1.6%	1.6%	n/m
	n/m - not meaningful
	Notes:
(1)	Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Service revenues.

(2)	Represents purchases of property and equipment excluding capital expenditures acquired through vendor-backed financing and capital lease arrangements.

(3)	Includes approximately 37 thousand deactivations of prepaid wireless subscribers in the nine months ended September 30, 2018 relating to the 2G network shutdown that occurred during the three months ended March 31, 2018. Exclusive of these deactivations resulting from the 2G network shutdown, prepaid net losses would have been 50 thousand, blended wireless churn would have been 2.87% and monthly prepaid wireless ARPU would have been $7.64 for the nine months ended September 30, 2018.

Revenues

Our total revenues in New Zealand increased $3.8 million, or 3%, for the three months ended September 30, 2018, compared to the same period in 2017. This increase in total revenues was driven primarily by higher equipment sales as the sales mix shifted to higher priced handset devices. Service revenues decreased by $7.0 million, or 8%, for the three months ended September 30, 2018. This decrease was primarily as a result of the following:

  Postpaid revenues decreased by $1.3 million, or 3%, primarily due to a $3.7 million impact of foreign currency exchange. Excluding the impact of foreign currency, postpaid revenues increased by $2.4 million, or 6%, driven by a 7% increase in ending postpaid subscribers, partially offset by a 1% decline in ARPU;
  Prepaid revenues decreased by $2.4 million, or 10%, primarily due to a $2.0 million impact of foreign currency exchange. Excluding the impact of foreign currency, prepaid revenues declined by 2%;
  Wireline service revenues decreased by 1%, primarily due to a $1.3 million impact of foreign currency exchange. Excluding the impact of foreign currency, wireline service revenues increased by $1.2 million or 8%, due to a 16% increase in ending wireline subscribers, partially offset by a 6% decrease in ARPU; and
  Lower margin roamer and non-subscriber ILD revenues declined by $3.2 million, or 53% as a result of a decline in roamer and non-subscriber ILD traffic on our network.

Adjusted EBITDA

Our Adjusted EBITDA in New Zealand increased by $2.8 million, or 14%, for the three months ended September 30, 2018, compared to the three months ended September 30, 2017. Excluding the impact of foreign currency, Adjusted EBITDA increased by 24% for the same period. The increase in Adjusted EBITDA was primarily the result of increases in revenues discussed above and from a reduction in operating costs as follows:

  Cost of service declined $5.8 million, or 18%, compared to the third quarter in 2017, primarily due to a decline in non-subscriber interconnection costs associated with the aforementioned decline in roamer and non-subscriber ILD traffic, as well as a decline in national roaming costs as a result of expanded network coverage. These declines were partially offset by transmission expense increases associated with the growth of our wireline subscriber base. The cost of service decline includes a $2.7 million decrease as a result of foreign currency exchange;
  Sales and marketing declined $2.5 million compared to the third quarter in 2017, largely due to a decrease in advertising and promotions costs of $1.4 million attributable to efforts to stimulate subscriber growth and retention through new plans and promotions launched in 2017, coupled with the timing of handset model release dates. Total sales and marketing expense includes a $1.5 million decline resulting from foreign currency exchange; and
  General and administrative declined $1.5 million for the three months ended September 30, 2018, compared to the same period in 2017, and was primarily the result of a foreign currency exchange benefit and partially due to a reduction in bad debt expense associated with our IT transition in 2017.

Capital Expenditures

The $6.9 million, or 41%, decrease in capital expenditures in the third quarter of 2018, compared to the third quarter of 2017, was primarily due to the timing of network expansion projects to reduce roaming costs, LTE network overlay and software development enhancements.

Bolivia

Financial Results

		Three Months Ended September 30,			Nine Months Ended September 30,
	(US dollars in millions unless otherwise noted, unaudited)	2018	2017	% Chg	2018	2017	% Chg

	Revenues
	Wireless service revenues	59.2	64.0	(8%)	178.6	193.9	(8%)
	Non-subscriber ILD and other revenues	0.4	0.7	(37%)	1.5	2.1	(31%)
	Total service revenues	59.6	64.7	(8%)	180.1	196.1	(8%)
	Equipment sales	0.9	1.1	(19%)	2.4	3.2	(24%)
	Total revenues	60.5	65.9	(8%)	182.4	199.2	(8%)

	Adjusted EBITDA	16.9	18.7	(10%)	52.1	61.1	(15%)
	Adjusted EBITDA margin(1)	28.3%	28.9%	n/m	28.9%	31.2%	n/m

	Capital expenditures(2)	10.0	7.6	33%	22.2	17.3	28%
	Capital Intensity	17%	12%	n/m	12%	9%	n/m

Subscriber Results

		Three Months Ended September 30,			Nine Months Ended September 30,
	(Thousands unless otherwise noted)	2018	2017	% Chg	2018	2017	% Chg

	Postpaid
	Gross additions	13.7	13.7	0%	43.2	40.8	6%
	Net additions (losses)	0.4	2.0	(81%)	5.3	(1.7)	421%
	Total postpaid subscribers	346.2	343.0	1%	346.2	343.0	1%
	Prepaid
	Net losses	(179.4)	(22.7)	(691%)	(106.3)	(102.6)	(4%)
	Total prepaid subscribers	1,692.4	1,706.3	(1%)	1,692.4	1,706.3	(1%)
	Total Wireless Subscribers(3)	2,097.7	2,111.0	(1%)	2,097.7	2,111.0	(1%)

	Monthly blended wireless ARPU ($, not rounded)	9.02	10.06	(10%)	9.23	9.96	(7%)
	Monthly postpaid wireless ARPU ($, not rounded)	22.39	23.70	(6%)	22.54	23.53	(4%)
	Monthly prepaid wireless ARPU ($, not rounded)	6.08	7.05	(14%)	6.27	6.97	(10%)
	Blended wireless churn	8.9%	6.1%	n/m	8.3%	6.1%	n/m
	Postpaid Churn	1.6%	1.5%	n/m	1.7%	1.7%	n/m
	n/m - not meaningful
	Notes:
(1)	Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Service revenues.

(2)	Represents purchases of property and equipment excluding capital expenditures acquired through vendor-backed financing and capital lease arrangements.

(3)	Includes public telephony and other wireless subscribers of 59 thousand and 62 thousand as of September 30, 2018 and 2017, respectively.

Revenues

Our total revenues in Bolivia decreased $5.3 million, or 8%, for the three months ended September 30, 2018, compared to the same period in 2017. This was driven by a $4.7 million, or 15%, decline in data revenues primarily due to competitive pricing changes in the market ahead of the introduction of mobile number portability on October 1, 2018.  LTE adoption increased to 28% as of September 30, 2018 as compared to 19% as of September 30, 2017. Growth of LTE users continues to increase which has been a primary driver of the overall increase in data consumption; however, the decline of data pricing in the market has more than offset the positive impact of growth in data consumption.

Adjusted EBITDA

Adjusted EBITDA in Bolivia decreased 10% in the third quarter of 2018 compared to the third quarter of 2017, primarily due to the decrease in total revenues, partially offset by $3.4 million of lower operating expenses, largely due to the following:

  Sales and marketing decreased by $1.8 million, or 16%, due to a reduction in expenses related to our customer loyalty program and timing of advertising expense; and
  Cost of service decreased by $1.0 million, or 4%, primarily due to reduced interconnection costs as voice traffic declined on a year over year basis.

The foregoing decreases were partially offset by an increase in general and administrative expense of $0.5 million due to a combination of individually insignificant items.

Capital Expenditures

Capital expenditures increased $2.5 million, or 33%, in the third quarter of 2018 compared to the third quarter of 2017, primarily due to the timing of LTE investments in 2018. At September 30, 2018, 90% of our network in Bolivia was overlaid with LTE, compared to 71% of LTE enabled sites a year ago.

Review of Consolidated Performance

		Three Months Ended September 30,			Nine Months Ended September 30,
	(US dollars in millions except per unit data, unaudited)	2018	2017	% Chg	2018	2017	% Chg

	Consolidated Adjusted EBITDA (1)	37.4	37.3	0%	107.7	117.5	(8%)
	Consolidated Adjusted EBITDA Margin(1)	26.5%	24.4%	n/m	24.6%	25.7%	n/m

	(Deduct) add:
	Finance costs(2)	(15.3)	(11.2)	(37%)	(37.9)	(55.4)	32%
	Change in fair value of warrant liability	0.9	(0.0)	n/m	6.1	3.5	74%
	Depreciation, amortization and accretion	(28.2)	(26.0)	(8%)	(84.9)	(79.8)	(6%)
	Income tax expense	(0.9)	(2.6)	65%	(4.9)	(7.1)	31%
	Other(3)	(7.9)	(3.2)	(149%)	(13.6)	(6.3)	(114%)
	Net loss(4)	(13.9)	(5.6)	(149%)	(27.5)	(27.7)	1%
	n/m - not meaningful
	Notes:
(1)	These are Non-GAAP measures and do not have standardized meanings under GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with most directly comparable GAAP measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.

(2)	Finance costs includes Interest Expense and Debt Modification and Extinguishment Costs. For a description of these costs, see "Finance Costs" below.

(3)	Other includes the following: Equity-based compensation, Loss on disposal and abandonment of assets, Acquisition and other nonrecurring costs and Other, net.

(4)	There was no gain or loss from discontinued operations in the periods presented. Thus, Loss from continuing operations presented in prior releases has been replaced with Net loss.

Earnings per share

	Three Months Ended September 30,		Nine months ended September 30, 2018	Period February 7, 2017 through September 30, 2017
(US dollars in millions except per unit data, unaudited)	2018	2017

Net loss attributable to Trilogy International
Partners Inc.	($8.4)	($4.1)	($16.3)	($15.6)

Weighted Average Common Shares Outstanding:
Basic	54,042,355	42,764,260	53,239,125	42,608,538
Diluted	82,431,972	42,764,260	82,106,475	81,729,586

Loss Per Share:
Basic	($0.15)	($0.10)	($0.31)	($0.37)
Diluted	($0.15)	($0.10)	($0.32)	($0.38)

Finance costs

	Three Months Ended September 30,			Nine Months Ended September 30,
(US dollars in millions, unaudited)	2018	2017	% Chg	2018	2017	% Chg

Interest on borrowings, net of capitalized interest
New Zealand	2.7	2.7	(2%)	8.4	8.1	3%
Bolivia	0.2	0.2	(28%)	0.7	0.6	14%
Corporate	8.2	8.2	1%	24.6	40.0	(38%)
Total interest on borrowings	11.1	11.2	(1%)	33.7	48.7	(31%)

Debt modification and extinguishment costs	4.2	-	100%	4.2	6.7	(37%)
Total finance costs	15.3	11.2	37%	37.9	55.4	(32%)

Interest expense

Interest expense decreased $0.1 million and $15.0 million for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017, primarily due to the refinancing and repayment of the 13.375% Trilogy LLC senior secured notes due 2019 (the “Trilogy 2019 Notes”) in the aggregate principal amount of $450 million. In May 2017, Trilogy LLC issued 8.875% senior secured notes due 2022 (the “Trilogy 2022 Notes”) in the aggregate principal amount of $350 million and used the proceeds thereof, together with cash on hand, to repay the Trilogy 2019 Notes. This refinancing and repayment had the effect of reducing annualized interest costs from approximately $60 million to approximately $31 million.

Debt modification and extinguishment costs

Debt modification costs increased $4.2 million and decreased $2.5 million for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017. The increase for the three months ended September 30, 2018 was due to the refinancing of the 2degrees’ existing senior debt facility during the period.

Change in fair value of warrant liability

As of February 7, 2017 in connection with the completion of the Arrangement, TIP Inc.’s issued and outstanding warrants were classified as a liability, as the warrants are written options that are not indexed to Common Shares. The warrant liability is marked-to-market each reporting period with the changes in fair value recorded as a gain or loss in the Condensed Consolidated Statement of Operations. The change in fair value of the warrant liability was due to changes in the trading price of warrants. For the three and nine months ended September 30, 2018, the non-cash gain increased $1.0 million and $2.6 million, respectively, compared to the same periods in 2017.

Depreciation, amortization and accretion

	Three Months Ended September 30,			Nine Months Ended September 30,
(US dollars in millions, unaudited)	2018	2017	% Chg	2018	2017	% Chg

New Zealand	16.7	14.6	14%	50.5	45.2	12%
Bolivia	11.3	11.3	(0%)	33.9	34.5	(2%)
Corporate	0.2	0.1	206%	0.4	0.1	247%
Total depreciation, amortization and accretion	28.2	26.0	8%	84.9	79.8	6%

Depreciation, amortization and accretion increased $2.2 million and $5.1 million for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017, due to the timing of capital expenditures towards network expansion projects to reduce roaming costs, continued LTE network overlay and software development enhancements.

Income tax expense

Income tax expense declined $1.7 million and $2.2 million for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017, primarily due to lower pre-tax earnings in Bolivia.

Other, net

Other, net expenses increased $5.4 million and $5.2 million for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017. These increases were primarily driven by a $4.5 million fine in Bolivia accrued in September 2018 related to network outage that occurred in 2015. NuevaTel intends to appeal this ruling.

Managing our Liquidity and Financial Resources

As of September 30, 2018, the Company had approximately $35.0 million in cash and cash equivalents of which $3.0 million was held by 2degrees, $11.2 million was held by NuevaTel, and $20.8 million was held primarily at headquarters. The Company also had approximately $4.0 million in short-term investments at corporate headquarters and $4.7 million of available capacity on the line of credit facility in New Zealand as of September 30, 2018. Cash and cash equivalents decreased $12.1 million since December 31, 2017. For the nine months ended September 30, 2018, cash was primarily used for investment in our network related to LTE overlay projects in New Zealand and Bolivia.

In November 2019, the license for 30 MHz of NuevaTel’s 1900 MHz spectrum holdings will expire. NuevaTel expects to renew the license and estimates that a payment of approximately $25 million will be due in the fourth quarter of 2019 prior to the expiration. The payment is expected to be funded with cash resources from a combination of NuevaTel’s operating cash flows, changes in the timing of property and equipment purchases, and potential strategic and operational initiatives in Bolivia.

Operating, investing and financing activities

	Three Months Ended September 30,			Nine Months Ended September 30,
(US dollars in millions, unaudited)	2018	2017	% Chg	2018	2017	% Chg

Net cash provided by (used in):
Operating activities	16.9	28.7	(41%)	29.1	30.5	(4%)
Investing activities	(16.8)	(13.3)	(26%)	(38.5)	(73.0)	47%
Financing activities	2.5	6.5	(62%)	(2.6)	81.9	(103%)
Net increase (decrease) in cash and cash equivalents	2.6	21.9	(88%)	(12.0)	39.4	(130%)

Operating activities

Cash flow provided by operating activities decreased by $1.3 million for the nine months ended September 30, 2018 compared to the same period in 2017. This change was mainly due to changes in certain working capital accounts, including an increase in EIP receivables driven by higher volume of EIPs added in 2018. This change was partially offset by a decrease in cash paid on interest due to a partial repayment in February 2017 and the refinancing in May 2017 of the Trilogy LLC notes due in 2019.

Investing activities

Cash flow used in investing activities decreased by $34.5 million for the nine months ended September 30, 2018 compared to the same period in 2017, primarily due to a decrease in purchases of short-term investments during the nine months ended September 30, 2018.

Financing activities

Cash flow used in financing activities increased by $84.6 million for the nine months ended September 30, 2018 compared to the same period in 2017. This change is primarily due to the proceeds from the equity issuance that occurred on February 7, 2017, partially offset by the costs related to the refinancing in May 2017 of the Trilogy LLC notes due in 2019.

Financial Guidance

The following table presents the Company’s updated full-year 2018 guidance and reflects the Company’s third quarter results and current expectations for the remainder of the year. For our New Zealand business, our guidance excludes the impact of foreign exchange rates in 2018. For our Bolivian business, data pricing pressure in the market has impacted Service revenues and Adjusted EBITDA.

	2018 Initial Guidance	2018 Revised Guidance

New Zealand
Service revenues	Increase of 2% to 4% (1)	Increase of approximately 2% (1) (2)
Adjusted EBITDA	Increase of 5% to 7% (1)	Increase of 5% to 7%(1)

Bolivia
Service revenues	Increase of 1% to 3%	Decrease of 9% to 11%
Adjusted EBITDA	Increase of 7% to 9%	Decrease of 17% to 20%

(1) Initial guidance assumed a foreign exchange rate for New Zealand of NZD/USD = $0.73, based on the then spot rate, a 3% benefit as compared to fiscal year 2017 NZD/USD rate of $0.71. As such, our initial guidance resulted in an increase of 5% to 7% for service revenues and an increase of 8% to 10% for Adjusted EBITDA. Growth in the table above has been updated to exclude the impact of foreign exchange rates and accounting changes.
(2) Assumes a US$4 million reduction in low margin roamer revenues, which are reported within Wireless service revenues, as compared to initial guidance.

Consolidated Capital expenditures guidance for the full year 2018 were expected to be consistent with 2017. For our revised guidance, Capital expenditures in New Zealand are expected to remain consistent with 2017 and in Bolivia are expected to decrease between 25% and 30%.

The above information represents guidance for selected full-year 2018 consolidated financial metrics. The purpose of the financial outlook is to assist investors, shareholders, and others in understanding certain financial metrics relating to expected 2018 financial results for evaluating the performance of our business.

This information may not be appropriate for other purposes. Information about our guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with “About Forward-Looking Information” below and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

Non-GAAP Measures and Other Financial Measures; Basis of Presentation

In managing our business and assessing our financial performance, we supplement the information provided by the financial statements presented in accordance with GAAP with several customer-focused performance metrics and non-GAAP financial measures which are utilized by our management to evaluate our performance.  Although we believe these measures are widely used in the wireless industry, some may not be defined by us in precisely the same way as by other companies in the wireless industry, so there may not be reliable ways to compare us to other companies. Adjusted EBITDA represents Net loss (the most directly comparable GAAP measure) excluding amounts for: income tax expense; interest expense; depreciation, amortization and accretion; equity-based compensation (recorded as a component of General and administrative expense); (gain) loss on disposal and abandonment of assets; and all other non-operating income and expenses.  Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Service Revenues. Adjusted EBITDA and Adjusted EBITDA Margin are common measures of operating performance in the telecommunications industry. We believe Adjusted EBITDA and Adjusted EBITDA Margin are helpful measures because they allow us to evaluate our performance by removing from our operating results items that do not relate to our core operating performance. Adjusted EBITDA and Adjusted EBITDA Margin are not measures of financial performance under GAAP and should not be considered in isolation or as a substitute for Net loss, the most directly comparable GAAP financial measure. Adjusted EBITDA and Adjusted EBITDA Margin are not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

Reconciliation of Adjusted EBITDA and EBITDA Margin

		Three Months Ended September 30,			Nine Months Ended September 30,
	(US dollars in millions, unaudited)	2018	2017	% Chg	2018	2017	% Chg

	Net loss(1)	(13.9)	(5.6)	(149%)	(27.5)	(27.7)	1%

	Add:
	Interest expense	11.1	11.2	(1%)	33.7	48.7	(31%)
	Depreciation, amortization and accretion	28.2	26.0	8%	84.9	79.8	6%
	Debt modification and extinguishment costs	4.2	-	100%	4.2	6.7	(37%)
	Income tax expense	0.9	2.6	(65%)	4.9	7.1	(31%)
	Change in fair value of warrant liability	(0.9)	0.0	n/m	(6.1)	(3.5)	(74%)
	Other, net	4.9	(0.5)	n/m	4.3	(0.8)	616%
	Equity-based compensation	1.1	0.6	93%	5.0	1.9	157%
	Loss on disposal and abandonment of assets	1.0	0.3	224%	1.0	0.6	69%
	Acquisition and other nonrecurring costs(2)	0.8	2.8	(71%)	3.2	4.6	(31%)
	Consolidated Adjusted EBITDA	37.4	37.3	0%	107.7	117.5	(8%)
	Consolidated Adjusted EBITDA Margin	26.5%	24.4%	n/m	24.6%	25.7%	n/m
	n/m - not meaningful
	Notes:
(1)	There was no gain or loss from discontinued operations in the periods presented. Thus, Loss from continuing operations presented in prior releases has been replaced with Net loss.

(2)	2017 periods primarily include costs related to the Company’s initial compliance and preparation expenses incurred in connection with the Arrangement and becoming a publicly traded entity. 2018 periods include costs related to the implementation of the new revenue recognition standard of approximately $0.5 million and $1.8 million for the three months and nine months ended September 30, 2018, respectively, among other nonrecurring costs.

Other Information

Consolidated financial results – quarterly summary

TIP Inc.’s operating results may vary from quarter to quarter because of changes in general economic conditions and seasonal fluctuations, among other things, in each of TIP Inc.’s operations and business segments. Different products and subscribers have unique seasonal and behavioral features. Accordingly, one quarter’s results are not predictive of future performance.

Fluctuations in net income (loss) from quarter to quarter can result from events that are unique or that occur irregularly, such as losses or gains on the refinance of debt, foreign exchange gains or losses, changes in the fair value of derivative instruments, impairment of assets, and changes in income taxes.

The following table shows selected quarterly financial information prepared in accordance with GAAP.

	(US dollars in millions unless otherwise noted, unaudited)	2018			2017				2016
		Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

	Service revenues	141.0	147.6	148.9	143.5	153.0	151.4	152.2	154.6
	Equipment sales	49.4	50.5	53.8	58.9	38.8	42.1	39.0	58.8
	Total revenues	190.4	198.1	202.7	202.5	191.8	193.5	191.2	213.4
	Operating expenses	(184.2)	(193.1)	(200.4)	(198.8)	(184.1)	(182.3)	(179.5)	(197.4)
	Operating income	6.3	5.0	2.3	3.7	7.7	11.2	11.6	16.0
	Interest expense	(11.1)	(11.5)	(11.1)	(11.1)	(11.2)	(18.5)	(19.0)	(18.3)
	Change in fair value of warrant liability	0.9	2.8	2.3	5.6	-	3.5	-	-
	Debt modification and extinguishment costs	(4.2)	-	-	-	-	(6.7)	-	-
	Other, net	(4.9)	(0.5)	1.0	0.5	0.5	1.6	(1.2)	2.4
	(Loss) income before income taxes	(13.0)	(4.1)	(5.5)	(1.3)	(3.0)	(8.9)	(8.6)	0.1
	Income tax expense	(0.9)	(2.2)	(1.8)	(1.0)	(2.6)	(1.8)	(2.7)	(0.1)
	Net loss	(13.9)	(6.3)	(7.3)	(2.4)	(5.6)	(10.8)	(11.3)	-
	Net loss attributable to noncontrolling interests and prior controlling interest	5.5	2.9	2.8	2.6	1.4	5.2	5.4	-
	Net (loss) income attributable to TIP Inc.	(8.4)	(3.4)	(4.5)	0.3	(4.1)	(5.5)	(5.9)	-
	Net (loss) income attributable to TIP Inc.
	per share:(1)
	Basic	(0.15)	(0.06)	(0.09)	0.01	(0.10)	(0.13)	(0.14)
	Diluted	(0.15)	(0.07)	(0.09)	(0.03)	(0.10)	(0.16)	(0.14)
	Notes:
(1)	Earnings per share amounts have not been presented for any period prior to the consummation of the Arrangement, as the total net income (loss) of Trilogy LLC prior to February 7, 2017 was attributable to noncontrolling interests or prior controlling interest.

Supplementary Information

Condensed Consolidated Statements of Operations

	Three Months Ended September 30,		Nine Months Ended September 30,
(US dollars in millions, unaudited)	2018	2017	2018	2017

Revenues
Wireless service revenues	122.8	133.2	379.7	400.8
Wireline service revenues	15.0	15.1	46.0	42.8
Equipment sales	49.4	38.8	153.7	119.9
Non-subscriber international long distance and other revenues	3.3	4.7	11.8	13.0
Total revenues	190.4	191.8	591.2	576.4

Operating expenses
Cost of service, exclusive of depreciation, amortization and accretion shown separately	48.0	54.8	153.6	162.8
Cost of equipment sales	54.5	44.8	167.5	136.0
Sales and marketing	23.9	28.3	76.0	78.2
General and administrative	28.6	30.0	94.7	88.5
Depreciation, amortization and accretion	28.2	26.0	84.9	79.8
Loss on disposal and abandonment of assets	1.0	0.3	1.0	0.6
Total operating expenses	184.2	184.1	577.6	545.9
Operating income	6.3	7.7	13.6	30.5

Other (expenses) income
Interest expense	(11.1)	(11.2)	(33.7)	(48.7)
Change in fair value of warrant liability	0.9	(0.0)	6.1	3.5
Debt modification and extinguishment costs	(4.2)	-	(4.2)	(6.7)
Other, net	(4.9)	0.5	(4.3)	0.8
Total other expenses, net	(19.2)	(10.7)	(36.1)	(51.1)
Loss before income taxes	(13.0)	(3.0)	(22.6)	(20.5)

Income tax expense	(0.9)	(2.6)	(4.9)	(7.1)
Net loss	(13.9)	(5.6)	(27.5)	(27.7)
Less: Net loss attributable to noncontrolling interest and prior controlling interest	5.5	1.4	11.2	12.1
Net loss attributable to Trilogy International Partners Inc.	(8.4)	(4.1)	(16.3)	(15.6)

Comprehensive (loss) income
Net loss	(13.9)	(5.6)	(27.5)	(27.7)
Foreign currency translation adjustments	(2.6)	(2.4)	(7.9)	4.9
Net gain (loss) gain on derivatives and short-term investments	0.0	(0.0)	0.0	0.1
Other comprehensive (loss) income	(2.6)	(2.5)	(7.9)	5.0
Comprehensive loss	(16.5)	(8.0)	(35.4)	(22.7)
Comprehensive loss attributable to noncontrolling interests and prior controlling interest	6.9	2.7	15.4	6.3
Comprehensive loss attributable to Trilogy International Partners Inc.	(9.6)	(5.3)	(20.0)	(16.4)

Condensed Consolidated Balance Sheets

	September 30,	December 31,
(US dollars in millions, unaudited)	2018	2017

ASSETS
Current assets:
Cash and cash equivalents	35.0	47.1
Short-term investments	4.0	24.2
Accounts receivable, net	72.9	75.0
Equipment Installment Plan ("EIP") receivables, net	24.8	17.2
Inventory	29.7	21.4
Prepaid expenses and other current assets	21.5	15.8
Total current assets	187.8	200.7

Property and equipment, net	387.7	415.6
License costs and other intangible assets, net	84.5	100.3
Goodwill	8.9	9.5
Long-term EIP receivables	24.6	14.8
Other assets	24.1	20.1
Total assets	717.7	761.0

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY

Current liabilities:
Accounts payable	30.0	33.6
Construction accounts payable	27.3	26.3
Current portion of debt	7.6	10.7
Customer deposits and unearned revenue	15.2	20.8
Other current liabilities and accrued expenses	131.2	128.9
Total current liabilities	211.2	220.2

Long-term debt	503.2	496.5
Deferred income taxes	1.4	3.3
Other non-current liabilities	34.0	34.8
Total liabilities	749.7	754.8

Commitments and contingencies

Total shareholders’ (deficit) equity	(32.1)	6.2

Total liabilities and shareholders’ (deficit) equity	717.7	761.0

Condensed Consolidated Statements of Cash Flows

	Nine Months Ended September 30
(US dollars in millions, unaudited)	2018	2017

Operating activities:
Net loss	(27.5)	(27.7)
Adjustments to reconcile net loss to net cash provided by operating activities:
Provision for doubtful accounts	11.4	10.1
Depreciation, amortization and accretion	84.9	79.8
Equity-based compensation	5.0	1.9
Loss on disposal and abandonment of assets	1.0	0.6
Non-cash interest expense, net	2.6	2.7
Settlement of cash flow hedges	(1.0)	(1.3)
Change in fair value of warrant liability	(6.1)	(3.5)
Debt modification and extinguishment costs	4.2	6.7
Non-cash loss from change in fair value on cash flow hedges	0.9	1.4
Unrealized loss (gain) on foreign exchange transactions	1.0	(0.3)
Deferred income taxes	(1.9)	0.8
Changes in operating assets and liabilities:
Accounts receivable	(10.1)	(11.9)
EIP receivables	(21.7)	(0.5)
Inventory	(9.9)	5.6
Prepaid expenses and other current assets	(6.4)	(0.2)
Other assets	(4.4)	(4.5)
Accounts payable	(3.1)	(9.6)
Other current liabilities and accrued expenses	14.9	(15.9)
Customer deposits and unearned revenue	(4.8)	(3.9)
Net cash provided by operating activities	29.1	30.5

Investing activities:
Purchase of property and equipment	(58.3)	(56.2)
Maturities and sales of short-term investments	29.2	23.9
Purchase of short-term investments	(8.9)	(38.1)
Purchase of spectrum licenses and other additions to license costs	(0.7)	(3.2)
Other, net	0.3	0.6
Net cash used in investing activities	(38.5)	(73.0)

Financing activities:
Proceeds from debt	297.6	467.6
Payments of debt	(285.6)	(570.6)
Dividends to shareholders and noncontrolling interest	(7.6)	(0.5)
Debt issuance, modification and extinguishment costs	(6.9)	(9.2)
Other, net	(0.2)	-
Proceeds from equity issuance, net of issuance costs	-	199.3
Payment of financed license obligations	-	(4.4)
Purchase of shares from noncontrolling interest	-	(1.7)
Capital contributions from equity holders	-	1.4
Net cash (used in) provided by financing activities	(2.6)	81.9

Net (decrease) increase in cash and cash equivalents	(12.0)	39.4
Cash and cash equivalents, beginning of period	47.1	21.2
Effect of exchange rate changes	(0.2)	0.5
Cash and cash equivalents, end of period	35.0	61.1

About Forward-Looking Information

Forward-looking information and statements

This press release contains “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America.  Forward-looking information and forward–looking statements may relate to our future outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, budgets, operations, financial results, taxes, dividend policy, new credit facilities, plans and objectives. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “estimates”, “plans”, “targets”, “expects” or “does not expect”, “an opportunity exists”, “outlook”, “prospects”, “strategy”, “intends”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, estimates, projections or other characterizations of future events or circumstances contain forward-looking information and statements.

Forward-looking information and statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information and statements may not be appropriate for other purposes. Forward-looking information and statements contained in this presentation are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. These opinions, estimates and assumptions include but are not limited to: general economic and industry growth rates; currency exchange rates and interest rates; product pricing levels and competitive intensity; income tax; subscriber growth; pricing, usage, and churn rates; changes in government regulation; technology deployment; availability of devices; timing of new product launches; content and equipment costs; vendor and supplier performance; the integration of acquisitions; industry structure and stability; and data based on good faith estimates that are derived from management’s knowledge of the industry and other independent sources. Despite a careful process to prepare and review the forward-looking information and statements, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Numerous risks and uncertainties, some of which may be unknown, relating to TIP Inc.’s business could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking information and statements. Among such risks and uncertainties, are those that relate to Trilogy LLC’s and TIP Inc.’s history of losses; TIP Inc.’s and Trilogy LLC’s status as holding companies; TIP Inc.’s significant level of indebtedness and the refinancing, default and other risks, as well as limits, restrictive covenants and restrictions resulting therefrom; TIP Inc.’s or Trilogy LLC’s ability to incur additional debt despite their indebtedness levels; TIP Inc.’s or Trilogy LLC’s ability to refinance their indebtedness; the risk that TIP Inc.’s or Trilogy LLC’s credit ratings could be downgraded; TIP Inc. having insufficient financial resources to achieve its objectives; risks associated with any potential acquisition, investment or merger; the significant political, social, economic and legal risks of operating in Bolivia; TIP Inc.’s operations being in markets with substantial tax risks and inadequate protection of shareholder rights; the need for spectrum access; the regulated nature of the industry in which TIP Inc. participates; the use of “conflict minerals” and the effect thereof on availability of certain products, including handsets; anti-corruption compliance; intense competition; lack of control over network termination, roaming and international long distance revenues; rapid technological change and associated costs; reliance on equipment suppliers; subscriber “churn” risks, including those associated with prepaid accounts; the need to maintain distributor relationships; TIP Inc.’s future growth being dependent on innovation and development of new products; security threats and other material disruptions to TIP Inc.’s wireless networks; the ability of TIP Inc. to protect subscriber information and cybersecurity risks generally; health risks associated with handsets; litigation, including class actions and regulatory matters; fraud, including device financing, customer credit card, subscription and dealer fraud; reliance on limited management resources; risks associated with the minority shareholders of TIP Inc.’s subsidiaries; general economic risks; natural disasters including earthquakes; foreign exchange and interest rate changes; currency controls; interest rate risk; TIP Inc.’s ability to utilize carried forward tax losses; risks that TIP Inc. may not pay dividends; tax related risks; TIP Inc.’s dependence on Trilogy LLC to pay taxes and other expenses; Trilogy LLC may be required to make distributions to TIP Inc. and the other owners of Trilogy LLC; differing interests among TIP Inc’s. and Trilogy LLC’s equity owners in certain circumstances; an increase in costs and demands on management resources when TIP Inc. ceases to qualify as an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2012; additional expenses if TIP Inc. loses its foreign private issuer status under U.S. federal securities laws; volatility of TIP Inc.’s common shares price; dilution of TIP Inc.’s common shares; market coverage; TIP Inc.’s internal controls over financial reporting; new laws and regulations; and risks as a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes-Oxley Act of 2002 (to the extent applicable).

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information and statements in this presentation, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information in this presentation.  Please see our continuous disclosure filings available under TIP Inc.’s profile at www.sedar.com and at www.sec.gov for information on the risks and uncertainties associated with our business.

Readers should not place undue reliance on forward-looking information and statements, which speak only as of the date made. The forward-looking information and statements contained in this presentation represent our expectations as of the date of this presentation or the date indicated, regardless of the time of delivery of the presentation. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

Investor Relations Contacts

Ann Saxton	Erik Mickels
425-458-5900	425-458-5900
Ann.Saxton@trilogy-international.com	Erik.Mickels@trilogy-international.com
Vice President, Investor Relations & Corporate Development	Chief Financial Officer

Media Contact

Ann Saxton
425-458-5900
Ann.Saxton@trilogy-international.com
Vice President, Investor Relations & Corporate Development